SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            Georgian Bancorporation, Inc.
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                                (Name of Issuer)

                          Georgian Bancorporation, Inc.
                          Georgian Interim Corporation
                                 Gordon R. Teel
                                Kenneth L. Barber
                                Philip H. Ekern
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                      (Names of Person(s) Filing Statement)

                                  Common Stock
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                         (Title of Class of Securities)

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                      (CUSIP Number of Class of Securities)

                                 Gordon R. Teel
                      Chairman and Chief Executive Officer
                          Georgian Bancorporation, Inc.
                               3270 Florence Road
                          Powder Springs, Georgia 30127
                                 (770) 943-1400
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Katherine M. Koops, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia  30303
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b.[ ] The filing of a registration statement under the Securities Act of 1933.

     c.[ ] A  tender  offer.

     d.[ ] None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

     Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

         Transaction  valuation*                 Amount  of  filing  fee
--------------------------------------------------------------------------------
            $  3,707,700                                 $  742
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*    For  purposes  of  calculating  the  fee  only.  This  amount  assumes  the acquisition of 247,180 shares of common stock of the subject company for $15.00 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value and was paid with the initial filing of this Schedule 13E-3.

[ ]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  Previously  Paid:  $                     Filing  Party:

Form  or  Registration  No.:                     Date  Filed:

       AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is filed by the filing persons listed on the cover of this
Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Georgian Bancorporation, Inc. ("Georgian" or the "Company") private by reducing its number of shareholders of record below 300.
A copy of the Plan is attached as Appendix A to the Preliminary Proxy Statement filed by the Company concurrently with this Schedule (the "Proxy Statement"). The Proxy Statement is also being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. The Proxy Statement relates to a special meeting of shareholders at which Georgian's shareholders will consider and vote upon the Plan.

     All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule will be amended to reflect such revisions. Capitalized terms but not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.  Summary  Term  Sheet

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.  Subject  Company  Information

     The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT GEORGIAN AND ITS AFFILIATES, -Stock Purchases by Georgian, -Market for Common Stock and -Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.  Identity  and  Background  of  Filing  Person

     The business address and telephone number of each filing person listed on the cover of this Schedule is 3270 Florence Road, Powder Springs, Georgia 30127, telephone (770) 943-1400. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN- The Reorganization- Structure" and "INFORMATION ABOUT GEORGIAN AND ITS AFFILIATES-Directors and Executive Officers."

ITEM 4.  Terms  of  the  Transaction

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS-Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on Affiliates and -Federal Income Tax Consequences of the Reorganization," and "DESCRIPTION OF THE PLAN-The Reorganization and -Dissenters' Rights."


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
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT GEORGIAN AND ITS AFFILIATES-Directors and Executive Officers and -Related Party Transactions" and "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM 6. Purposes of the Transaction and Plans or Proposals

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-The
     Reorganization," "INFORMATION ABOUT GEORGIAN AND ITS AFFILIATES-Market for Common Stock and -Dividend Policy," "SPECIAL FACTORS-Purpose of the Reorganization, -Effects of the Reorganization on Georgian and -Effects of the Reorganization on Affiliates," and PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

     Other than the Reorganization described in response to Item 4 and the indebtedness to be incurred in connection therewith as described in Item 10, there are no plans, proposals or negotiations relating to or that would result in:

     (1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Georgian or any subsidiary;

     (2) Any purchase, sale or transfer of a material amount of assets of Georgian or any subsidiary;

     (3) Any material change in Georgian's present dividend rate or policy or in its indebtedness or capitalization;

     (4) Any change in Georgian's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

     (5) Any other material change in Georgian's corporate structure or business;

     (6) Any class of Georgian's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

     (7) Except as disclosed in response to Item 7 relating to the prospective termination of registration of the Georgian common stock under the Exchange Act, any class of Georgian's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

     (8) Except as described in response to Item 7, the suspension of Georgian's obligation to file reports under Section 15(d) of the Exchange Act.


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
ITEM 7.  Purposes,  Alternatives,  Reasons  and  Effects

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Georgian, -Effects of the Reorganization on Affiliates, -Federal Income Tax Consequences of the Reorganization" and -Determinations by Interim and Other Filing Persons" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

Item 8.  Fairness of the Transaction

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization, -Affiliates' Determination of Fairness of the Reorganization" and -Determinations by Interim and Other Filing Persons."

Item 9.  Reports, Opinions, Appraisals and Negotiations

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor" and to Appendix D thereto.

Item 10.  Source and Amount of Funds or Other Consideration

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses" and to the commitment letter attached as Exhibit 2.

Item 11.  Interest in Securities of the Subject Company

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT GEORGIAN AND ITS AFFILIATES-Stock Ownership by Affiliates and -Recent Affiliate Transactions in Georgian Stock."

Item 12.  The Solicitation or Recommendation

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

Item 13.  Financial Statements

     The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and 'PRO FORMA CONSOLIDATED FINANCIAL DATA" and to Appendices E and F thereto.



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
ITEM 14.  Persons/Assets  Retained,  Employed,  Compensated  or  Used

     The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional  Information

     Not  applicable.

ITEM 16.  Exhibits.

     1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated ____________, 2004, including Appendix A-Plan of Reorganization; Appendix B-Article 13 of the Georgia Business Corporation Code (relating to dissenters' rights); and Appendix C-Opinion of Independent Financial Advisor; Appendix D-Valuation Report of Independent Financial Advisor; Appendix E-Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix F-Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003.

     2. Commitment letter dated October 22, 2004 regarding financing of the Reorganization.



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
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 10, 2004
                                       GEORGIAN  BANCORPORATION,  INC.


                                       By:  /s/  Gordon  R.  Teel
                                            ------------------------------------
                                            Gordon  R.  Teel
                                            Chairman and Chief Executive Officer



                                       GEORGIAN INTERIM CORPORATION


                                       By:  /s/ Gordon R. Teel
                                            ------------------------------------
                                            Gordon R. Teel
                                            President



                                       GORDON  R.  TEEL:


                                       /s/  Gordon  R.  Teel
                                       -----------------------------------------
                                       Gordon  R.  Teel




                                       KENNETH  L.  BARBER:


                                       /s/  Kenneth  L.  Barber
                                       -----------------------------------------
                                       Kenneth  L.  Barber




                                       PHILIP  H.  EKERN:


                                       /s/  Philip  H.  Ekern
                                       -----------------------------------------
                                            Philip  H.  Ekern


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
                                  EXHIBIT INDEX


     1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated ____________, 2004, including Appendix A-Plan of Reorganization; Appendix B-Article 13 of the Georgia Business Corporation Code (relating to dissenters' rights); and Appendix C-Opinion of Independent Financial Advisor; Appendix D-Valuation Report of Independent Financial Advisor; Appendix E-Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2004; and Appendix F-Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2003.

     2. Commitment letter dated October 22, 2004 regarding financing of the Reorganization.



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